EXHIBIT 12

TENNECO INC. AND CONSOLIDATED SUBSIDIARIES
COMBINED WITH 50% OR LESS OWNED UNCONSOLIDATED SUBSIDIARIES

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(UNAUDITED)

	Three Months Ended March 31,
	2018	2017
	(Millions)
Net income attributable to Tenneco Inc.	$58	$59
Add:
Interest expense	20	15
Portion of rental representative of the interest factor	6	6
Income tax expense	25	33
Noncontrolling interests	14	14
Amortization of interest capitalized	1	1
Earnings as defined	$124	$128
Interest expense	20	15
Interest capitalized	2	2
Portion of rentals representative of the interest factor	6	6
Fixed charges as defined	$28	$23
Ratio of earnings to fixed charges	4.43	5.57